Exhibit 99.1

Engine Media Holdings, Inc. Engages ICR to Build Out Investor Relations Program

NEW YORK, July 19, 2021 — Engine Media Holdings, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), a gaming and next-generation media solutions company, today announced that that it has retained ICR, LLC, a leading strategic communications advisory firm, to manage its investor relations program. Engine provides sports and esports gaming experiences, along with media solutions focused on influencer marketing, gaming, data/analytics, and programmatic advertising.

Lou Schwartz, Chief Executive Officer of Engine, commented, “We are pleased to be working with ICR. Together, we seek to increase our connectivity with the investment community and enhance our investor relations. ICR has a proven track record of successfully working with companies like Engine to expand investor communications and ensure that new and existing analysts and investors stay informed on important company developments. ICR was a logical partner for us because of their world-class relationships and in-depth knowledge of the capital markets, as well as the media, entertainment and gaming industries. We look forward to working with them to articulate our vision for Engine and build a close relationship with our investors.”

About Engine Media Holdings, Inc.

Engine Media Holdings Inc. is traded publicly under the ticker symbol (NASDAQ: GAME) (TSX-V: GAME). The organization is focused on developing premium consumer experiences and unparalleled technology and content solutions for partners in the esports, news and gaming industry. The company’s subsidiaries include Stream Hatchet; the global leader in gaming video distribution analytics; Eden Games , a premium video game developer and publisher with numerous console and mobile gaming franchises; WinView Games, an industry innovator in audience second screen play-along gaming during live events; UMG, an end-to-end competitive esports platform enabling the professional and amateur esports community with tournaments, matches and award nominating content; and Frankly Media, a digital publishing platform empowering broadcasters to create, distribute and monetize content across all channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships. To date, the combined companies’ clients have included more than 1,200 television, print and radio brands, dozens of gaming and technology companies, and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology services.

About ICR

Established in 1998, ICR partners with its clients to execute strategic communications and advisory programs that achieve business goals, build awareness and credibility, and enhance long-term enterprise value. The firm’s highly-differentiated service model, which pairs capital markets veterans with senior communications professionals, brings deep sector knowledge and relationships to more than 750 clients in approximately 20 industries. ICR’s healthcare practice operates under the Westwicke brand (www.westwicke.com). Today, ICR is one of the largest and most experienced independent communications and advisory firms in North America, maintaining offices in New York, Norwalk, Boston, Baltimore, San Francisco and Beijing. Learn more at www.icrinc.com. Follow us on Twitter at @ICRPR.

Contact

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321